[Competitive Technologies, Inc. Letterhead]

March 18, 2005

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

                Re:          Competitive Technologies, Inc.

                                Post Effective Amendment to Form S-1 on Form S-3

                                (Reg. No. 333-113751)

Ladies and Gentlemen:

                Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will become effective at 10:00 A.M. (Eastern time) on March 22, 2005, or as soon thereafter as possible.

                The undersigned understands that this request for acceleration will be considered confirmation of the undersigned’s awareness of the undersigned’s obligations under the Act.

                The disclosure in the filing is the responsibility of the registrant.  The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the registration statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter.  The registrant also represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the registrant represents that it will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                The registrant further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

COMPETITIVE TECHNOLOGIES, INC.

By:	/s/ Michael D. Davidson
Vice President Chief Financial Officer and Principal Accounting Officer